UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

H&F Investors IV, LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1.	Names of Reporting Persons. H&F Investors IV, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,592,748**

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 24,592,748**

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,592,748**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%**

14.	Type of Reporting Person (See Instructions) OO

**See Item 5 below

CUSIP No. 631103108

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners IV, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,821,652**

	8.	Shared Voting Power 3,098**

	9.	Sole Dispositive Power 19,821,652**

	10.	Shared Dispositive Power 3,098**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,824,750**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.5%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 5 below

CUSIP No. 631103108

1.	Names of Reporting Persons. H&F Executive Fund IV, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 440,848**

	8.	Shared Voting Power 3,098**

	9.	Sole Dispositive Power 440,848**

	10.	Shared Dispositive Power 3,098**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 443,946**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 5 below

CUSIP No. 631103108

1.	Names of Reporting Persons. H&F International Partners IV-A, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,253,808**

	8.	Shared Voting Power 3,098**

	9.	Sole Dispositive Power 3,253,808**

	10.	Shared Dispositive Power 3,098**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,256,906**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.4%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 5 below

CUSIP No. 631103108

1.	Names of Reporting Persons. H&F International Partners IV-B, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,073,342**

	8.	Shared Voting Power 3,098**

	9.	Sole Dispositive Power 1,073,342**

	10.	Shared Dispositive Power 3,098**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,440**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.8%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 5 below

Item 1.	Security and Issuer

This Amendment No. 2 supplements and amends Items 2, 5, 6 and 7 of the Statement on Schedule 13D filed on May 2, 2005 by H&F Investors IV, LLC (“H&F Investors”), Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F Executive Fund IV, L.P. (“HFEF IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”) and H&F International Partners IV-B, L.P. (“HFIP IV-B”, and together with HFCP IV, HFEF IV and HFIP IV-A, the “H&F Partnerships”, and together with H&F Investors, the “Reporting Persons”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Issuer”), as amended by Amendment No. 1 to such statement filed on December 9, 2005.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by deleting the third paragraph in its entirety and replacing it with the following:

The members of H&F Investors consist of the following individuals:  Mitchell R. Cohen, Philip U. Hammarskjold, Patrick J. Healy, F. Warren Hellman, Georgia Lee, Brian M. Powers, Thomas F. Steyer, Allen R. Thorpe, David R. Tunnell, C. Andrew Ballard, Jeffrey A. Goldstein and Frank Zarb.  The present principal occupation of Mr. Steyer is Senior Managing Member of each of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. and his present principal office is One Maritime Plaza, 21st Floor, San Francisco, California  94111.  The present principal occupation of each of the other members of H&F Investors is Managing Director of Hellman & Friedman.  The principal office of Mr. Healy is Burdett House, Sixth Floor, 15-16 Buckingham Street, London, England WC2N 6DU.  The principal office of each of Messrs. Goldstein and Thorpe is 375 Park Avenue, Suite 2001, New York, NY  10152.  The principal office of each of the other members of H&F Investors is One Maritime Plaza, 12th Floor, San Francisco, California 94111.  Each of the members of H&F Investors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a), (b) The information contained on the cover pages to this Amendment No. 2 to Schedule 13D is incorporated herein by reference.  The following disclosure assumes that there are 112,695,332 shares of Commons Stock outstanding as of May 3, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

On May 23, 2007, Patrick Healy, a member of H&F Investors and a current director of the Issuer, was granted 1,506 shares of restricted Common Stock at no cost pursuant to The Nasdaq Stock Market, Inc. Equity Incentive Plan.  Mr. Healy now holds for the benefit of the H&F Partnerships 3,098 shares of restricted Common Stock (the “Shared Securities”), which in the aggregate represent less than 0.1% of the Common Stock outstanding.  The H&F Partnerships have shared voting and dispositive power with respect to such restricted Common Stock.  The restricted Common Stock will not be vested within the next sixty days.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HFCP IV may be deemed to beneficially own (i)(a) 3,335,574 shares of Common Stock underlying the Series A Notes held by HFCP IV and (b) 521,184 shares of Common Stock underlying the Series A Warrants held by HFCP IV; (ii)(a) 13,342,297 shares of Common Stock underlying the Series B Notes held by HFCP IV and (b) 2,219,547 shares of Common Stock underlying the Series B Warrants held by HFCP IV; and (iii) 403,050 shares of Common Stock. HFCP IV has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFCP IV, including the Shared Securities, is 19,824,750 shares of Common Stock, representing approximately 14.5% of the Common Stock outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFEF IV may be deemed to beneficially own (i)(a) 74,188 shares of Common Stock underlying the Series A Notes held by HFEF IV and (b) 11,592 shares of Common Stock underlying the Series A Warrants held by HFEF IV; (ii)(a) 296,752 shares of Common Stock underlying the Series B Notes held by HFEF IV and (b) 49,366 shares of Common Stock underlying the Series B Warrants held by HFEF IV; and (iii) 8,950 shares of Common Stock. HFEF IV has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFEF IV, including the Shared Securities, is 443,946 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFIP IV-A may be deemed to beneficially own (i)(a) 547,551 shares of Common Stock underlying the Series A Notes held by HFIP IV-A and (b) 85,555 shares of Common Stock underlying the Series A Warrants held by HFIP IV-A; (ii)(a) 2,190,203 shares of Common Stock underlying the Series B Notes held by HFIP IV-A and (b) 364,349 shares of Common Stock underlying the Series B Warrants held by HFIP IV-A; and (iii) 66,150 shares of Common Stock. HFIP IV-A has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFIP IV-A, including the Shared Securities, is 3,256,906 shares of Common Stock, representing approximately 2.4% of the Common Stock outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFIP IV-B may be deemed to beneficially own (i)(a) 180,617 shares of Common Stock underlying the Series A Notes held by HFIP IV-B and (b) 28,221 shares of Common Stock underlying the Series A Warrants held by HFIP IV-B; (ii)(a) 722,468 shares of Common Stock underlying the Series B Notes held by HFIP IV-B and (b) 120,186 shares of Common Stock underlying the Series B Warrants held by HFIP IV-B; and (iii) 21,850 shares of Common Stock. HFIP IV-B has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFIP IV-B, including the Shared Securities, is 1,076,440 shares of Common Stock, representing approximately 0.8% of the Common Stock outstanding.

As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Common Stock over which any of the H&F Partnerships has voting or dispositive power.  Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 24,592,748 shares of Common Stock, representing approximately 18.0% of the Common Stock outstanding.

The investment decisions of H&F Investors are made by a five member investment committee of H&F Investors.  The investment committee has the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Issuer Common Stock that may be deemed to be beneficially owned by H&F Investors.  As a result, each of the members of the investment committee may be deemed to beneficially own the shares of Common Stock that H&F Investors may be deemed to beneficially own.  Each of the members of the investment committee, disclaims beneficial ownership of the shares of Common Stock that H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.

As the result of the treatment of the H&F Partnerships under the Amended Securityholders Agreement and the existence of a common general partner among the H&F Partnerships, the H&F Partnerships may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the SEC pursuant to the Exchange Act.  As such, each of the H&F Partnerships (i) may be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all the shares of Common Stock beneficially owned by H&F Investors and (ii) may be deemed to beneficially own, pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, an aggregate of 24,592,748 shares of Common Stock, representing approximately 18.0% of the Common Stock outstanding.  However, each of the H&F Partnerships disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by the other H&F Partnerships, except to the extent set forth in this Item 5, above.

(c)  Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d)  Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by deleting the third paragraph in its entirety and replacing it with the following:

The Notes are governed by the terms of an Indenture (the “Indenture”) between the Issuer and Law Debenture Trust Company of New York, as trustee.  As the result of the restructuring of the Issuer, on November 9, 2006, the Issuer, The Nasdaq Stock Market L.L.C. (“Nasdaq LLC”), a wholly owned subsidiary of the Issuer, and Law Debenture Trust Company of New York, as trustee, entered into the Second Supplemental Indenture (Exhibit 17 hereto) whereby, pursuant to the terms of the Indenture, Nasdaq LLC assumed, inter alia, all of the Issuer’s obligations under the Notes.  As part of the Second Supplemental Indenture, the Issuer agreed to guarantee to each holder of a Note that the principal of and interest on the Notes will be promptly paid when due; provided, that such guarantee is subordinated to the prior payment in full of all of the Issuer’s other indebtedness.

Further, Item 6 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:

Pursuant to the Voting Agreement (the “OMX Voting Agreement”), dated as of May 25, 2007, by and among the H&F Partnerships and OMX AB (publ), a company organized under the laws of Sweden (“OMX”) (Exhibit 18 hereto), the H&F Partnerships agreed to (a) vote all of their securities then owned to approve, and to provide consents to, any and all matters contemplated by the Transaction Agreement entered into by the Issuer and OMX on May 25, 2007 (the “OMX Transaction Agreement”) and (b) vote all of their securities then owned against, and not provide consents to, any and all actions that the H&F Partnerships are advised by OMX would reasonably likely delay, prevent or frustrate the transactions contemplated by the OMX Transaction Agreement.  Additionally, the H&F Partnerships agreed in the OMX Voting Agreement to promptly provide any information not subject to a confidentiality obligations or attorney-client privilege reasonably requested by the Issuer or OMX for any regulatory application or filing approval in connection with the transactions contemplated by the OMX Transaction Agreement.

In connection with entering into the OMX Voting Agreement, the Issuer, the H&F Partnerships and the SLP Entities entered into a letter agreement (the “Letter Agreement”), dated as of May 24, 2007 (Exhibit 19 hereto), whereby the Issuer agreed that, except as required by law, while the OMX Voting Agreement is in effect, the Issuer shall not (a) defer or delay any registration requested by the H&F Partnerships or the SLP Entities pursuant to the Registration Rights Agreement, or (b) discontinue any registration of the Issuer’s securities effected pursuant to the Registration Rights Agreement.

Further, Item 6 is hereby amended and supplemented by deleting the last paragraph in its entirety and replacing it with the following:

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Note Amendment Agreement (Exhibit 1 hereto), the Securities Purchase

Agreement (Exhibit 2 hereto), the Form of Series A Warrant (Exhibit 3 hereto), the Form of Series B Warrant (Exhibit 4 hereto), the Loan Agreement (Exhibit 5 hereto), the Security Agreement (Exhibit 6 hereto), the Guarantee (Exhibit 7 hereto), the Collateral Agreement (Exhibit 8 hereto), the Subscription Agreement (Exhibit 9), the Amended Securityholders Agreement (Exhibit 10 hereto), the Holdings LLC Agreement (Exhibit 11 hereto), the Indenture (Exhibit 12 hereto), the Registration Rights Agreement (Exhibit 13 hereto), the First Supplemental Indenture (Exhibit 15 hereto), Amendment No. 1 to the Amended and Restated Securityholders Agreement (Exhibit 16 hereto), the Second Supplemental Indenture (Exhibit 17 hereto), the OMX Voting Agreement (Exhibit 18 hereto) and the Letter Agreement (Exhibit 19 hereto), each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
17

Second Supplemental Indenture, dated as of November 9, 2006, between The Nasdaq Stock Market, Inc., The Nasdaq Stock Market, LLC and Law Debenture Trust Company of New York, as Trustee (incorporated by reference to Exhibit 4.4.2 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed by The Nasdaq Stock Market, Inc. on February 28, 2007).

18

Voting Agreement, dated May 25, 2007, by and among Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., H&F Executive Fund IV, L.P. and OMX AB (publ) (filed herewith).

19

Letter Agreement, dated May 24, 2007, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., H&F Executive Fund IV, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Partners TSA, L.P. and Silver Lake Investors, L.P. (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 31, 2007

H&F INVESTORS IV, LLC

By:	/s/ Mitchell R. Cohen
Name: Mitchell R. Cohen
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:	H&F Investors IV, LLC, its general partner

By:	/s/ Mitchell R. Cohen
Name: Mitchell R. Cohen
Title: Vice President

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:	H&F Investors IV, LLC, its general partner

By:	/s/ Mitchell R. Cohen
Name: Mitchell R. Cohen
Title: Vice President

H&F INTERNATIONAL PARTNERS IV-B, L.P.

By:	H&F Investors IV, LLC, its general partner

By:	/s/ Mitchell R. Cohen
Name: Mitchell R. Cohen
Title: Vice President

H&F EXECUTIVE FUND IV, L.P.

By:	H&F Investors IV, LLC, its general partner

By:	/s/ Mitchell R. Cohen
Name: Mitchell R. Cohen
Title: Vice President